

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via Facsimile
Mr. Ron E. Hooper
Senior Vice President, Royalty Management
Dominion Resources Black Warrior Trust
901 Main Street, 17th Floor
Dallas, Texas 75202

      Re: Dominion Resources Black Warrior Trust
                  Form 10-K for Fiscal Year Ended December 31, 2010
                  Filed March 11, 2011
                  File No. 1-11335

Dear Mr. Hooper:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brad Skinner

                        Brad Skinner
                        Senior Assistant Chief Accountant